BÖHLER UDDEHOLM

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.


06011417

Tuesday, February 21, 2006
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[4089]

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our **Release.** BÖHLER-UDDEHOLM announces preliminary results 2005 to the press and investors.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler   Sabrina Kaiser

Enclosures:
cc: Antonio D'Amico, Esq.

PRESS RELEASE

Böhler-Uddeholm announces preliminary results for 2005:

- **Sales and earnings reach new record levels**
- **Dividend to increase from 4.40 € to 7.50 €**
- **Positive outlook for 2006**

Vienna, 21 February 2006 – Preliminary figures released by Böhler-Uddeholm show an increase in sales from 1,934.0 m€ by 35% to 2,607.1 m€ for the 2005 Business Year, which represents a new record for the Group. This significant improvement reflects a favourable operating environment in major core markets as well as the high level for raw materials (scrap, alloys) above all during the first half of the reporting year.

The acquisition of Edelstahlwerke Buderus AG, which was concluded on 30 June 2005, also supported the development of sales. Results reported by Böhler-Uddeholm for the 2005 Business Year include Edelstahlwerke Buderus AG for two quarters.

This substantial increase in the volume of business also had a positive impact on earnings recorded by the Böhler-Uddeholm Group. The high cost of raw materials was, for the most part, passed on to customers and productivity was increased. Therefore earnings before interest and tax (EBIT) rose from 191.9 m€ by 64% to 314.0 m€ according to preliminary figures. As previously announced, earnings were affected by an one-off restructuring reserve for Avesta Welding AB and the valuation of inventories as a result of declining alloy prices.

The EBIT margin rose from 9.9% to 12.0% for the reporting year. This represents the highest EBIT margin ever recorded by the Böhler-Uddeholm Group for a full business year.

Preliminary results show a 77% increase in earnings before tax (EBT) from 161.5 m€ to 286.4 m€. The tax rate for Böhler-Uddeholm declined from the prior year level of 32% to 27% for 2005. Net income for the year rose from 110.1 m€ to 208.1 m€, for a significant improvement of 89%.

Earnings per share (basic) for the reporting period totalled 17.4 € according to preliminary calculations, versus 10.3 € in the previous year. The Management Board will recommend that the Annual General Meeting on 16 May 2006 approve a dividend of 7.50 € per share, for an increase of 70% over the prior year value of 4.40 €. This represents a payout ratio of 46.4% and – based on the share price at year-end 2005 – a dividend yield of 5.3%. “This distribution signifies a renewed confirmation of our shareholder-friendly dividend policy“, emphasized Claus J. Raidl, Chairman and Chief Executive of Böhler-Uddeholm AG.

Outlook on 2006

The management of Böhler-Uddeholm AG expects a generally favourable operating environment for specialty steel throughout the 2006 Business Year. But management also believes that alloy prices could further weaken over the course of 2006. Additional risk factors are the rising cost of energy and the foreign exchange rates, in particular the further development of the Euro, Swedish Krona and Brazilian Real in relation to the US-Dollar and other currencies linked to the US-Dollar. However, the acquisitions completed in 2005 should support an increase in sales for 2006. BÖHLER-UDDEHOLM has also set a goal to maintain earnings near the good level recorded in 2005.

For additional information contact:
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications
Randolf Fochler
T: +43 1 7986901-22707

Key Figures

in m€	2004	**2005 preliminary**	Change
Sales	1,934.0	**2,607.1**	35%
EBITDA	279.0	**404.9**	45%
EBIT	191.9	**314.0**	64%
EBT	161.5	**286.4**	77%
Net income	110.1	**208.1**	89%
Dividend per share in €	4.4	**7.5**	70%
Order intake	1,665.5	**2,136.4**	28%
Order backlog	505.3	**746.5**	48%
Employees	11,800	**13,835**	17%